UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 25 July 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Fatality at Harmony’s Target mine

Johannesburg, Tuesday, 25 July 2017: Harmony Gold Mining Company Limited regrets to inform that one of its employees was fatally injured today during maintenance work that was performed at the underground refrigeration plant at Target mine, Welkom, in the Free State.

An investigation into the accident is underway.

Management expressed their heartfelt condolences to the family, friends and colleagues of the deceased.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498(mobile)

25 July 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: 25, July 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director